UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
ZIX CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
98974P100

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

CUSIP No.	98974P100

1	NAMES OF REPORTING PERSONS. Antonio R. Sanchez, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,355,388

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,375

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,355,388

WITH:	8	SHARED DISPOSITIVE POWER

		9,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,364,763

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer

Zix Corporation

(b)	Address of Issuer’s Principal Executive Offices

2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960
Item 2.
(a)	Name of Person Filing
              This statement is filed by and on behalf of Antonio R. Sanchez, Jr.
              The shares covered by this statement include: (i) 2,683,296 shares owned directly by the reporting person; (ii) 523,592 shares owned by SANTIG, Ltd., a limited partnership, the general partner of which is wholly-owned by the reporting person and for which the reporting person serves as President and Chairman of the Board; (iii) 82,500 shares owned by trusts for which the reporting person serves as trustee; (iv) 9,375 shares owned by Maria J. Sanchez, the wife of the reporting person; and (v) 66,000 shares which may be acquired by the reporting person pursuant to warrants.
              The reporting person may be deemed to have sole voting and dispositive power over 3,355,388 of the shares covered by this statement and to share with Ms. Sanchez voting and dispositive power over 9,375 of the shares covered by this statement, which are owned by Ms. Sanchez.
(b)	Address of Principal Business Office or, if none, Residence

P.O. Box 2986, Laredo, Texas 78044

(c)	Citizenship

See Item 4 on the cover page hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

98974P100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership
(a)	Amount beneficially owned:

See Item 9 on the cover page hereto.
(b)	Percent of class:

See Item 11 on the cover page hereto.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page hereto.
(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page hereto.

Item 5. Ownership of 5% or Less of a Class
              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than 5% on Behalf of Another Person
              Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
              Not Applicable
Item 8. Identification and Classification of Members of the Group
              Not Applicable
Item 9. Notice of Dissolution of Group
              Not Applicable
Item 10. Certifications
              Not Applicable

SIGNATURE
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Antonio R. Sanchez, Jr.
Date: February 16, 2010	By:	/s/ Antonio R. Sanchez, Jr.
	Name:	Antonio R. Sanchez, Jr.